UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Diamond Hill Investment Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25264R207

(CUSIP Number)

Roderick H. Dillon Jr.

325 John H. McConnell Boulevard, Suite 200

Columbus, Ohio 43215

(614) 255-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael S. Jordan, Esq.

Schottenstein, Zox & Dunn Co., L.P.A.

250 West Street

Columbus, Ohio 43215

(614) 462-2283

February 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25264R207

(1)	Name of Reporting Person

Roderick H. Dillon Jr.
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
(3)	SEC Use Only

(4)	Source of Funds

PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)

Not applicable.
(6)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

141,364 shares 6.8%
(8) Shared Voting Power

0 shares
(9) Sole Dispositive Power

141,364 shares 6.8%
(10) Shared Dispositive Power

0 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

141,364 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
(13)	Percent of Class Represented by Amount in Row 11

6.8%
(14)	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the “Common Stock”) of Diamond Hill Investment Group, Inc., an Ohio corporation (the “Issuer”). The Issuer’s principal executive office address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

Item 2.	Identity And Background

(a)	Roderick H. Dillon Jr. (“Mr. Dillon”)

(b)	Mr. Dillon’s address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

(c)	Mr. Dillon’s principal occupation is President and Chief Executive Officer of the Issuer.

(d-e)	During the last five years, Mr. Dillon has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	United States.

Item 3.	Source And Amount Of Funds Or Other Consideration

The aggregate purchase price of the Common Stock covered by this Statement is $490,856. Mr. Dillon exercised warrants to purchase 61,357 shares at a strike price of $8.00 per share. The purchase price was paid with Mr. Dillon’s personal funds.

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of Common Stock were acquired by the exercise of warrants. Such shares were acquired for investment purposes, and Mr. Dillon does not have any plans or proposals outside the scope of his normal fiduciary duties as an officer of the Issuer or which run counter to the best interests of the Issuer.

Mr. Dillon has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4.

Item 5.	Interest In Securities of The Issuer

(a)	As of February 20, 2007, the Issuer had 2,090,349 total outstanding shares of Common Stock. Mr. Dillon beneficially owns 141,364 of such shares, or 6.8% of the total outstanding shares of Common Stock of the Issuer.

(b)	Mr. Dillon holds sole voting and disposition power with respect to the shares of Common Stock beneficially owned by him.

(c)	Other than the transaction described in Item 3 above, within the past sixty (60) days, Mr. Dillon has effected the following transactions with respect to the Common Stock of the Issuer:

(i)	On December 27, 2006, Mr. Dillon sold 5,000 shares of Common Stock in the open market at a price of $86.17 per share through a broker transaction.

(ii)	On December 28, 2006, Mr. Dillon sold 5,000 shares of Common Stock in the open market at a price of $85.40 per share through a broker transaction.

(iii)	On January 3, 2007, Mr. Dillon exercised warrants to purchase 52,522 shares of Common Stock at a strike price of $8.00 per share.

(iv)	On January 31, 2007, Mr. Dillon was granted 13,512 shares of Common Stock.

(v)	On February 16, 2007, Mr. Dillon exercised non-qualified stock options to purchase 11,373 shares of Common Stock at a price of $28.10 per share.

(vi)	On February 20, 2007, Mr. Dillon sold 7,400 shares of Common Stock in the open market at a price of $108.31 per share through a broker transaction.

(d-e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 2, 2007	By:	/s/ Roderick H. Dillon Jr.
Roderick H. Dillon Jr.